UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of Announcement No. 18 - 2008 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on September 12, 2008.

Exhibit 1

ANNOUNCEMENT NO. 18 – 2008
12 September 2008

Executive Vice President Jacob Meldgaard replaces Klaus Kjærulff as CEO of A/S Dampskibsselskabet TORM

Klaus Kjærulff (56) has decided to step down as CEO of TORM after 33 years with the company, having served the last eight years as CEO. Klaus Kjærulff will devote himself to functioning as Board member and other challenges outside of TORM.

Klaus Kjærulff will be replaced by Jacob Meldgaard, Executive Vice President of the shipping company NORDEN A/S.

Originally trained in shipping at A.P. Møller, forty-year old Jacob Meldgaard has been employed with NORDEN for eleven years and has been in charge of the company's dry cargo division in the last four years. Together with the rest of the organisation, he has received outstanding results, and this year, he was appointed Executive Vice President. In addition to having specialised in shipping, Jacob Meldgaard holds a Bachelor of Commerce degree in International Trade from the Copenhagen Business School and has completed management programmes at INSEAD in France and at the Wharton Business School in the USA.

Chairman of the Board N. E. Nielsen says: “During some time I have discussed a change in management with Klaus Kjærulff and I am pleased that we can now announce the change.”

"Having worked for TORM for 33 years, Klaus Kjærulff has done an excellent job and has shown unique business acumen in building a successful company. When he was appointed CEO in 2000, the shipping company ran a fleet of 21 vessels and employed 225 people at its Copenhagen office. Today, TORM controls a fleet in the excess of 130 vessels and its staff numbers more than 3,500 people worldwide. Every year since 2000, TORM has recorded record high revenue and profit, thanks in great part to the excellent job performed by Klaus Kjærulff and the rest of the organisation. Efforts continue towards our ambition of further and significant growth, and we are constantly seeking to achieve our long-term goals and ensure continuity. Having planned this generational shift in good time will help us ensure such continuity," says N. E. Nielsen

N. E. Nielsen goes on to conclude: "I'm convinced that the new CEO together with other members of TORM's management board, its executive staff and skilled employees around the world will create a bright and exciting future for TORM."

Klaus Kjærulff, commenting on the generational shift, states: "I choose to leave now that TORM is doing very well. The integration after the purchase of OMI has finished successfully and we have just adjusted an upward direction for the expectations of the company’s result to the best ever for TORM. Having been in TORM for many years I find it obvious that new strength is needed in the management to continue the company’s growth. I am still young enough to be able to find new challenges outside of TORM and the time is perfect for a change in management.” In the coming years, Klaus Kjærulff will undertake special assignments and projects for TORM.

In the future TORM’s management will consist of Jacob Meldgaard (40) CEO, Mikael Skov (45) COO and Roland M. Andersen (40) CFO.

Contact	N. E. Nielsen, Chairman of the Board of Directors: +45 2526 3343 Klaus Kjærulff, CEO: +45 4010 8111

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 130 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            A/S STEAMSHIP COMPANY TORM
            (registrant)

Dated: September 17, 2008	By:	/s/ Klaus Kjærulff
Name: Klaus Kjærulff
Title: Chief Executive Officer

SK 03810 0001 919224